PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 9HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

15th April 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements re:

- Preliminary results for the year ended 31 December 2003.

Yours faithfully,

PETER HAMBRO MINING PLC

By: [signature]

Karolina Subczynska
In-House Legal Counsel

dlw 4/27

PETER HAMBRO MINING PLC
11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release Issued on 15th April 2004:

Preliminary results for the year ended 31 December 2003

Peter Hambro Mining PLC announces the preliminary results for the year ended 31 December 2003.

Financial Highlights:

US$ '000	2003	2002
Retained Profit for the Year	10,383	5,104
Shareholders' Funds	115,633	48,071
Net Debt	18,475	24,161

Operating Highlights	2003	2002
Attributable Gold Production	148,789 Oz	69,900 Oz

Reserves and Resources	2003	2002
Russian Category C Reserves	5.3 Million Oz	4.0 Million Oz
Russian Category P Resources	50.3 Million Oz	8.4 Million Oz
Total	55.6 Million Oz	12.4 Million Oz

----------------------------oOo----------------------------

Peter Hambro, Executive Chairman, said: -

PETER HAMBRO MINING PLC

"Fulfilling our objective of producing 120,000 ounces in the new plant's first year of full operation is a major achievement and the resultant doubling of retained profits to more than US$10 million is gratifying. The plant is presently running at slightly better than its 1 million tonne per year design capacity and, with the 50% up-grade expected to be operational before the end of 2004, the prospects for next year are good. Our forecast for Group attributable production for 2004 is 204,000 ounces.

Exploration at Pokrovskiy, Pioneer and Tokur has yielded good results, with greater confidence being achieved in the Group's resource definition and 5.3 million ounces now in the Russian C1/C2 reserve categories. Total reserves and resources for the Group have increased to more than 55 million ounces, but it should be noted that much of the increase is in the geochemically predicted Russian P2 and P3 resource categories at Tokur. In view of the importance attributed by the Board to the Reserves and Resources figures the Board has decided to commission an independent review thereof.

Our priority remains the increase of production; but it is interesting to note that, even with our reserves and excellent infrastructure at Pokrovskiy, achieving an increase is not a speedy process. This is true for all gold mining interests and shows how time consuming it is for the industry to respond to price movements."

Enquiries:

Peter Hambro — +44 20 7201 8900
Executive Chairman

Alya Samokhvalova
Director of External Communications

Peter Hambro Mining plc

Tom Randell/ David Simonson — +44 20 7653 6620
Merlin

Consolidated Profit and Loss Account for the year ended 31 December 2003

	2003 $'000	2002 $'000
Turnover: group and share of joint ventures	**54,260**	**22,774**
Less: share of joint ventures' turnover	(10,605)	-
Group turnover	**43,655**	**22,774**
Net operating expenses	(29,860)	(12,312)
Operating profit	**13,795**	**10,462**
Profit on disposals of discontinued operations	930	-
Share of operating profit in joint ventures	3,690	-
Amortisation of goodwill in joint ventures	(391)	-
Profit on ordinary activities before interest and other income	**18,024**	**10,462**
Interest payable and similar charges	(2,536)	(1,640)
Other income	769	613
Profit on ordinary activities before taxation		
Group	13,082	9,435
Joint ventures	3,175	-
	16,257	**9,435**
Taxation on profit on ordinary activities	(5,270)	(639)
Profit on ordinary activities after taxation		
Group	8,738	8,796
Joint ventures	2,249	-
	10,987	**8,796**
Minority interests		
Group	(193)	(3,692)
Joint ventures	(411)	-
Profit retained for the year	**10,383**	**5,104**
Earnings per ordinary share	$0.18	$0.16
Diluted earnings per share	$0.17	$0.15

PETER HAMBRO MINING PLC

Consolidated Balance Sheet as at 31 December 2003

	2003 $'000	2002 $'000
Fixed Assets		
Intangible assets		
Goodwill	-	17,790
Other intangible assets	71,173	3,743
Capitalised exploration and development expenditure	2,159	1,156
Tangible assets		
Property, plant and equipment	39,163	45,996
Investments	2	637
Investments in joint ventures:		
Goodwill	2,969	-
Share of gross assets	14,445	-
Share of gross liabilities	(8,135)	-
Loans	2,614	-
	124,390	**69,322**
Current Assets		
Stock and work in progress	11,355	7,501
Debtors	13,621	4,868
Cash at bank and in hand	14,827	1,388
	39,803	**13,757**
Creditors, amounts falling due within one year	(42,144)	(22,726)
Net Current Liabilities	**(2,341)**	**(8,969)**
Total Assets less Current Liabilities	**122,049**	**60,353**
Creditors, amounts falling due after more than one year		
Due to former shareholders of subsidiary	(3,284)	(3,043)
Long-term borrowings	-	(7,578)
Finance lease liabilities falling due within one to three years	(895)	(1,121)
	(4,179)	**(11,742)**
Provision for liabilities and charges	(1,504)	-
Net Assets	**116,366**	**48,611**
Capital and Reserves		
Share capital – ordinary shares	1,010	751
Share premium	85,252	34,636
Merger reserve	8,755	8,755
Contingent reserve on acquisition	6,304	-
Share incentive reserve	40	40
Profit and loss account	14,272	3,889
Equity shareholders' funds	**115,633**	**48,071**
Minority interests	733	540
Capital employed	**116,366**	**48,611**

PETER HAMBRO MINING PLC

Consolidated Statement of Cash Flow for the year ended 31 December 2003

	2003 $'000	2002 $'000
Net cash inflow from operating activities	11,785	6,890
Returns on investments and servicing of finance		
Interest received	463	21
Interest paid	(3,721)	(948)
Interest element of finance leases	(301)	(235)
Dividends paid to minority shareholders	(140)	-
Net cash outflow from returns on investments and servicing of finance	(3,699)	(1,162)
Taxation Paid	(3,264)	-
Capital Expenditure and Financial Investment		
Purchase of tangible assets	(8,539)	(11,665)
Purchase of intangible assets	(2,144)	(1,152)
Investments acquired	(3,736)	(629)
Proceeds on sales of investments	4,562	-
Proceeds on disposal of tangible assets	-	16
Loans issued	(3,804)	(76)
Loans issued to joint venture undertakings	(340)	-
Net cash outflow on capital expenditure and financial investment	(14,001)	(13,506)
Acquisitions and Disposals		
Purchase of subsidiary undertakings	(6,002)	(8)
Cash acquired with subsidiaries	179	-
Sales of subsidiary undertakings	(22)	-
Purchase of interest in joint ventures	(3,623)	-
Net cash outflow on acquisitions and disposals	(9,468)	(8)
Cash outflow before Financing	(18,647)	(7,786)
Financing Activities		
Capital element of finance leases	(1,099)	(1,344)
Receipts from borrowing	59,254	11,400
Repayments of amounts borrowed	(51,728)	(4,912)
Net receipts from issuing shares	25,659	2,669
Net cash inflow from financing activities	32,086	7,813
Increase in cash at bank and in hand	**13,439**	**27**

PETER HAMBRO MINING PLC

2003 Operating Highlights
Attributable Group production of 148,789 ounces more than double that of 2002 (2002-69,900 ounces). Forecast attributable Group production for 2004 of 204,000 ounces.

POKROVSKIY RUDNIK

- PLANT
  - Successful full commissioning of new plant
  - New crusher and concentrator pushes production capacity over 1 million tonnes per year
- MINING
  - Amalgamation of the three original pits has created efficiency gains and a 10% reduction of mining costs
  - Ore blending and selective processing of ore via plant or heap leach has increased productivity and profit
  - Introduction of resin sorption ion-exchange process for the heap leach has improved recovery and reduced cost
- PRODUCTION
  - Production increased by 74% and exceeded forecasts
  - Gold Institute Standard Cash Operating Costs of US$104.5/oz for Pokrovskiy Rudnik production during 2003. Russian reported operating costs remain constant at US$136/oz.

OAO Pokrovskiy Rudnik

	Units	2003	2002
MINING			
Total material moved	*cubic metres '000*	3,831	3,463
Economic ore	*tonnes '000*	1,053	1,375
Grade	*g/t*	3.5	4.1
Gold content	*oz '000*	116.9	177.1
of which rich ore	*tonnes '000*	656	824
Grade	*g/t*	4.5	5.3
Gold content	*oz '000*	95.4	136.9
PLANT			
Milling	*t/day*	3,552	2,011
Ore from pit	*tonnes '000*	661	128
Grade	*g/t*	4.4	6.1
Ore from stockpile	*tonnes '000*	202	23
Grade	*g/t*	3.6	3.5
Total milled	*tonnes '000*	863	150
Grade	*g/t*	4.2	5.7
Gold content	*oz '000*	117	27
Recovery	*%*	90.9	92.4
Gold produced	*oz '000*	106	25
HEAP LEACH			
Leaching	*t/day*	3,909	4,219
Ore stacked	*tonnes '000*	503	696
Grade	*g/t*	2.1	5.2
Gold content	*oz '000*	34	113
Recovery	*%*	44.8	40.2
Gold produced	*oz '000*	15	45

TOTAL	Recovered gold	oz '000	121	70

Omchak JV Operations Full Year Reports

Nelkobazoloto - Shkolnoye Deposit	units	2003	2002
Material Moved	t '000	42,459	40,500
Ore Processed	t '000	56,622	35,560
Ounces produced	oz '000	36.6	20.3
Berelekh			
Material Moved/Stripped	t '000	9,547	9,675
Sands Processed	t '000	3,589	3,733
Ounces produced	oz '000	59.9	62.4
TOTAL			
Material Processed	t '000	60,211	39,293
Ounces produced	**oz '000**	**96.5**	**82.7**

Peter Hambro Mining's share of production is 50% of the gold produced in the 5 months following August 2003

('000 oz)	Omchak Joint Venture	Attributable to Peter Hambro Mining
Nelkobazoloto - Shkolnoye Deposit	39.4	19.7
Berelekh	16.9	8.4
TOTAL	**56.3**	**28.1**

2003 Exploration & Development Highlights

2003 saw further expansion of the Group's exploration programme, with particular achievements including:

- a 33% increase in reserves and a 499% increase in resources, both over last year's annual statement
- delineation of new ore shoots extending Pokrovskiy Rudnik and identification of targets around the flanks of the Pokrovskiy Rudnik deposit, adding a further 7.6 million ounces to reported Russian Category Resources
- new exploration on 6 ore zones at Pioneer and evidence to support previous reserve and resource predictions
- at the Tokur deposit, confirmation of a predicted gold-bearing mineralisation zone of the Glavniy Fault for 2km

- completion of the Micromine database for Pokrovskiy Rudnik with the 3D model at Pokrovskiy Rudnik almost complete
- prioritisation of sampling of mill throughput. A lack of available laboratory capacity and adverse weather conditions slowed work. However, a new Group laboratory in Blagovechensk has been acquired, with the aim of expediting work and reducing the backlog of assay samples.

Summary table of reserves and resources

Peter Hambro Mining plc, as at 1/1/2004

		Gold Content		
				as at 1/1/2003
	Ore	**Gold, kg**	**Gold, oz**	***Gold, oz***
	('000 tonnes)	(kg)	('000 oz)	*('000 oz)*
Group Summary				
C1	28,737	69,468	2,233	*1,575*
C2	53,803	95,050	3,056	*2,375*
P1	70,058	139,154	4,474	*777*
P2	310,791	657,639	21,144	*7,671*
P3	271,195	769,050	24,726	*-*
TOTAL *	**734,584**	**1,730,361**	**55,633**	***12,398***

* Where data is aggregated as 2 classifications (e.g. C1 & C2), for this summary we have reported the total as the lower of the two (i.e. C2)

* This Group total does not include Reserves and Resources from the Omchak JV

Annual Report & Accounts

We intend to publish and distribute the Company's Annual Report and Accounts for the year ended 31 December 2003 at the end of this month.

This report will contain a more detailed analysis of the work undertaken by the Group during the period and a breakdown, by deposit, of the Group's Reserves and Resources and production.

Pioneer Reserve Bonus Scheme

The Pioneer Reserve Bonus Scheme units entitle the holders to an aggregate US$5 for every ounce added to the Category C1 and C2 reserves at Pioneer. Holders of the units, who include Peter Hambro, Dr. Pavel Maslovsky and members of the Russian management team, have made a proposal to the Company in which they have offered to accept termination of this Scheme in return for a payment which may be settled by the issue of new shares in Peter Hambro Mining plc.

The Company has decided that the amount of any settlement should be determined by a committee of independent directors of Peter Hambro Mining plc and, the holders have agreed a maximum aggregate payment of US$25 million, which may be settled in shares in Peter Hambro Mining plc.

Pioneer reserves and resources, as at 1 January 2004, were reported by Pokrovskiy Rudnik as 9.8 million ounces (US$49 million), of which 2.0 million ounces (US$10 million) were in Category C.

Implementation of these arrangements will require *inter alia* shareholder approval which may be sought at the forthcoming Annual General Meeting of the Company, which is planned to be held in May 2004, or subsequently.